Exhibit 23.1

Consent of Independent Auditors



To the Board of Directors and Stockholders
TransMontaigne Oil Company:


We consent to incorporation by reference in the registration statements (Nos. 333-04405 and 333-15055) on Form S-8 of our report dated December 4, 1996, relating to the historical summaries of revenue and direct operating expenses of a natural gas gathering, processing, treating and fractionation system (the Grasslands Facilities) of Koch Industries, Inc. acquired by TransMontaigne Oil Company for the nine months ended September 30, 1996 and the years ended December 31, 1995 and 1994, which report appears in the Form 8-K of TransMontaigne Oil Company dated January 3, 1997.



                                   KPMG Peat Marwick LLP


Denver, Colorado
January 3, 1997